

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

December 2, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

    Re: Insulet Corporation
        Form 10-K for the Fiscal Year ended December 31, 2009
        Filed March 9, 2010
        File No. 001-33462

Dear Mr. Roberts:

    We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant